Manulife Financial Corporation
Earnings to Fixed Charges Ratios
For John Hancock Life Insurance Company
SignatureNotesSM Guaranteed by
Manulife Financial Corporation
As at June 30, 2005

This updated calculation of the earnings to fixed charges ratios is furnished as an exhibit to the unaudited comparative interim consolidated financial statements of Manulife Financial Corporation for the quarter ended June 30, 2005, in accordance with the requirements of the United States Securities and Exchange Commission (“SEC”) relating to the Registration Statement (Form F-3 No. 333-124223) dated June 27, 2005 filed with the SEC in conjunction with the SignatureNotesSM Program established by John Hancock Life Insurance Company and guaranteed by Manulife Financial Corporation.

CHANGES IN ACCOUNTING POLICY
     In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), which was effective for Manulife Financial Corporation (“MFC”) and its subsidiaries on January 1, 2005. AcG 15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interest. MFC determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that MFC is not the primary beneficial interest holder. As a result, the Trust, which issued Cdn$1 billion of Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust by MFC’s direct wholly-owned subsidiary, The Manufacturers Life Insurance Company (“MLI”), have been reported in liabilities for preferred shares and capital instruments in MFC’s unaudited comparative interim consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP”, for the six months ended June 30, 2005. This deconsolidation increased interest expense and decreased non-controlling interest by Cdn$34 million in the six months ended June 30, 2005, Cdn$67 million in 2004, 2003 and 2002, and nil in 2001 and 2000. The outstanding MaCS continue to form part of the Tier 1 regulatory capital for MLI. In addition, commencing January 1, 2005, MFC has included interest related to the Capital Trust Pass-Through Securities (“TruPS”) in interest expense. Both of these changes were applied retroactively to the periods from 2000 to 2004 for the purposes of calculating the earnings to fixed charges ratios.
MFC’S EARNINGS TO FIXED CHARGES RATIOS
     The following tables set forth the historical ratios of earnings to fixed charges of MFC for the periods specified. These ratios were prepared in accordance with Canadian GAAP and generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”, as noted. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before minority interest in consolidated subsidiaries, income or loss from equity investees and provision for income taxes, plus fixed charges and distributed income of equity investees, less preference security dividend requirements of consolidated subsidiaries, if any. “Fixed charges” consist of interest expensed and capitalized (other than dividends on liabilities for preferred shares accounted for as interest expense), which includes (i) interest related to the TruPS and the MaCS and (ii) amortization of premiums, discounts and capitalized expenses related to indebtedness; the portion of rental expense that management believes is representative of the interest component of lease expense; and preference security dividend requirements of consolidated subsidiaries. For the U.S. GAAP ratios only, fixed charges also include interest credited to policyholders.

For the
Six Months	(Canadian GAAP)
Ended	For the Twelve Months Ended
June 30,	December 31,
2005	2004	2003	2002	2001	2000
7.5	7.1	6.1	5.8	5.8	6.4
     Interest credited to policyholders is not included in “fixed charges” under Canadian GAAP.

For the
Six Months	(U.S. GAAP)
Ended	For the Twelve Months Ended
June 30,	December 31,
2005	2004	2003	2002	2001	2000
2.8	2.4	2.7	2.2	2.3	3.4
     If interest credited to policyholders were excluded from, and the net effect of interest rate and currency swaps related to debt issued for capital purposes were included in, “fixed charges” (which MFC believes would reflect a traditional but less conservative methodology) and MFC’s historical ratios of earnings to fixed charges were recalculated on that basis in accordance with U.S. GAAP, they would be as follows:

For the
Six Months	(U.S. GAAP)
Ended	For the Twelve Months Ended
June 30,	December 31,
2005	2004	2003	2002	2001	2000
9.5	7.5	6.7	4.9	5.8	11.2